UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39805

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the July 9, 2026 Extraordinary General Meeting

BGM GROUP LTD., a Cayman Islands company (the “Company”), held its extraordinary general meeting of the members of the Company (the “Meeting”) on July 9, 2026, at 9:00 p.m., Eastern Time (July 10, 2026, at 9:00 a.m., Beijing Time), at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200. Holders of a total of 245,400,111 ordinary shares, out of a total of 400,623,358 ordinary shares issued and outstanding and entitled to vote as of the record date of June 12, 2026, were present in person or by proxy at the Meeting, constituting a quorum. All resolutions presented to the shareholders at its Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the Meeting dated June 17, 2026.

The full text of each resolution was included in the notice of the Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on June 17, 2026. The full text of each resolution is also available on the Company’s website, https://www.bgmgroupltd.com/.

The board of directors of the Company is authorized to set a Share Consolidation ratio within the Range to implement the Share Consolidation, implement a Post-Share Consolidation Share Capital Increase and adopt New M&A upon each Share Consolidation and the corresponding Post-Share Consolidation Share Capital Increase and to effect the Share Capital Reduction and Reorganization and to amend the Existing M&A, each as approved at the Meeting, and to take all actions, execute and deliver all documents and make all filings and registrations necessary or desirable to give effect to such matters, subject to any required filings, approvals or consents under Cayman Islands law and other applicable law, for a period of 3 calendar years after the conclusion of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 13, 2026

BGM GROUP LTD.

By:	/s/ Huandi Zhao
Name:	Huandi Zhao
Title:	Co-Chief Executive Officer and Director (Principal Executive Officer)